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                        JONES INTERCABLE, INC.|TM| LOGO

January 1996

Re:  Notice of Proxy Mailing
     Proposed Sale of Lancaster, New York Cable Television System by Cable TV Fund 11-B, Ltd.

Dear Registered Representative:

Enclosed is a copy of the Notice and Proxy Statement for limited partners in Cable TV Fund 11-B, Ltd. that will be mailed to your clients in the Partnership who owned interests as of December 31, 1995.

In summary, Fund 11-B agreed to sell its Lancaster, New York cable television system to Global Acquisition Partners, L.P. If the proposed sale is approved by the holders of a majority of the limited partnership interests, net sales proceeds of approximately $1,101 per $500 interest, or $2,201 per $1,000 invested, are expected to be distributed in the first half of 1996. The enclosed list details the estimated distribution for each of your clients.

PLEASE NOTE THAT THE DEADLINE FOR THE RETURN OF THE PROXY VOTE BY LIMITED PARTNERS IS FEBRUARY 29, 1996, BUT WE HOPE TO HAVE ALL VOTES IN AS SOON AS POSSIBLE.

Should you have any questions, please contact our Investor Services Department.

Sincerely,



Jones Intercable, Inc.
The General Partner

Enclosures


       9897 E. Mineral Avenue, Englewood, Colorado 80112   303/792-3111